UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

WES CONSULTING, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

  950804104
(CUSIP Number)

2745 Bankers Industrial Drive
Doraville, GA 30360
Telephone: 770-246-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

September 2, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS.

Liberator, Inc.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	❒
(b)	❒

(3) SEC USE ONLY

 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) 

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
972,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
972,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

972,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81%

(14) TYPE OF REPORTING PERSON

CO

ITEM 1.  SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.01, of WES Consulting, Inc. (“WES” or the “Company”), a Florida corporation, with its principal place of business located at 2745 Bankers Industrial Drive, Doraville, Georgia 30360.  The telephone number is (770) 246-6400.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Liberator, Inc. (the “Reporting Person”), pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to the Reporting Person.

The Reporting Person is a Nevada Corporation, with its principal place of business at 2745 Bankers Industrial Drive, Doraville, Georgia 30360.  The Reporting Person’s telephone number is (770) 246-6400.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Person’s knowledge the following information with respect to each director and executive officer of the Reporting Person is accurate:

(a)	Louis S. Friedman, Chief Executive Officer, President and Director.

Louis S. Friedman is the Chief Executive Officer, President and Director of Liberator, Inc.  Mr. Friedman has a business address of 2745 Bankers Industrial Drive, Doraville, Georgia 30360.  Mr. Friedman is a citizen of the United States.

(b)	Ronald P. Scott, Chief Financial Officer, Secretary and Director.

Ronald P. Scott is the Chief Financial Officer, Secretary and Director of Liberator, Inc.  Mr. Scott has a business address of 2745 Bankers Industrial Drive, Doraville, Georgia 30360.  Mr. Scott is a citizen of the United States.

(c)	Leslie Vogelman, Treasurer.

Leslie Vogelman is the Treasurer of Liberator, Inc.  Mrs. Vogelman has a business address of 2745 Bankers Industrial Drive, Doraville, Georgia 30360.  Mrs. Vogelman is a citizen of the United States.

(d)	David Wirth, Vice President of Operations.

David Wirth is the Vice President of Operations of Liberator, Inc.  Mr. Wirth has a business address of 2745 Bankers Industrial Drive, Doraville, Georgia 30360.  Mr. Wirth is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

972,000 shares of the Company’s common stock were acquired by the Reporting Person for $240,500 and other stock considerations pursuant to a stock purchase agreement dated September 2, 2009 (the “Agreement”) attached hereto as Exhibit A.

ITEM 4.  PURPOSE OF TRANSACTION.

972,000 shares of the Company’s common stock were acquired by the Reporting Person on September 2, 2009 pursuant to the Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person has 972,000 common shares of the Company.  Such amount represents approximately 81% of the total issued and outstanding common shares of the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.  Stock Purchase Agreement dated September 2, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2009

By:	/s/ Louis S. Friedman
Louis S. Friedman
Chief Executive Officer